UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 23, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION

Medellín, Colombia, May 23, 2011

In a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) authorized the following legal representatives to proceed with the sale of their units in a share portfolio (Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado) by giving notice to Fiduciaria Helm Trust S.A., the administrator of such portfolio:

•	Mr. Jaime Alberto Velásquez Botero
•	Mr. Augusto Restrepo Gomez
•	Mr. Luis Fernando Montoya Cusso
•	Mr. Luis Carlos Amaya Lopez
•	Mr. Edgar Alba Zambrano
•	Mr. Ciro Rueda Navarro

The units represent shares of Bancolombia.

The transaction will follow the internal procedures for the acquisition and disposal of Bancolombia’s shares by its officers and directors, which procedures can be viewed on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, under “Corporate Governance”.